

July 13, 2011

Via E-mail
Edward L. Rand, Jr.
Chief Financial Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, Alabama 35209

Re: **ProAssurance Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-16533

Dear Mr. Rand:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates

Reserve for Losses and Loss Adjustment Expenses, page 29

1. Your favorable developments, which you attribute to claim severity trending below initial expectations, of $234 million and $207 million in the years ended December 31, 2010 and 2009, appear high compared to the beginning reserve balance, the current year's reserve, and net income. You also state that because of the historically volatile nature of professional liability losses, you establish the initial loss estimates at a level which is approximately 8% to 10% above your pricing assumptions. Please address the following:

- Provide us proposed disclosure to be included in future periodic reports that clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
- Provide us proposed disclosure to be included in future periodic reports that quantifies the severity trends that lead to the change in estimate.
- Tell us why it is appropriate to establish the initial loss estimates at a level which is approximately 8% to 10% above your pricing assumptions in light of the favorable development.

Notes To Consolidated Financial Statements

1. Accounting Policies
Other Investments, page 90

2. You state that "Investments in limited partnerships/liability companies where ProAssurance has virtually no influence over the operating and financial policies of an investee are accounted for using the cost method." Please tell us how your accounting complies with ASC 944-325-30-1 and 944-325-35-1, which requires accounting for these investments at fair value and including unrealized gains and losses, net of applicable income taxes, in other comprehensive income and accounting for other than temporary losses as realized losses.

9. Commitments and Contingencies, page 115

3. You state that the ultimate cost of resolving these legal actions may differ from the reserves established, and the resulting difference could have a material effect on your results of operations for the period in which any such action is resolved. We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please provide us proposed disclosure to be included in future periodic reports for all legal proceedings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated. If you cannot make an estimate, tell us the procedures you undertake on a quarterly basis for each matter to make this determination.

General

4. Please confirm, if true, that Mr. Rand signed your Form 10-K in his capacity as principal accounting officer or controller pursuant to General Instruction D to Form 10-K. Please also confirm that, in future filings, you will include this capacity in the signature block of any individual signing your filings as principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney, at (202) 551-3495 or Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on comment four. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant